SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549

                          _______________


                            SCHEDULE 13G

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. ____)*


                      SS&C Technologies, Inc.
                          (Name of Issuer)


                            Common Stock
                   (Title of Class of Securities)


                             85227Q100
                           (CUSIP Number)



        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
        Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           (Page 1 of 22)






    CUSIP No.                     13G           Page 2 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          General American Life Insurance Company

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
                        5   SOLE VOTING POWER
       NUMBER OF            0
         SHARES
                        6   SHARED VOTING POWER
      BENEFICIALLY          897,430

        OWNED BY        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            897,430

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          897,430

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%

     12   TYPE OF REPORTING PERSON

          IC, CO





    CUSIP No.                     13G           Page 3 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          General American Holding Company

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X


      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri

                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          897,430

        OWNED BY        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            897,430

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          897,430

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%

     12   TYPE OF REPORTING PERSON

          CO





    CUSIP No.                     13G           Page 4 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Corporation

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY



      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          897,430
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            897,430

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          897,430

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%

     12   TYPE OF REPORTING PERSON

          CO




    CUSIP No.                     13G           Page 5 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning, Inc.

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X


      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                        5   SOLE VOTING POWER
       NUMBER OF            0
         SHARES
                        6   SHARED VOTING POWER
      BENEFICIALLY          897,430

        OWNED BY        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            897,430

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          897,430

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%

     12   TYPE OF REPORTING PERSON

          CO





    CUSIP No.                     13G           Page 6 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning & Company

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          897,430
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            897,430

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          897,430

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3%

     12   TYPE OF REPORTING PERSON

          BD, CO, IA





    CUSIP No.                     13G           Page 7 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Insurance Capital Limited Partnership II

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          199,160

        OWNED BY        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            199,160

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          199,160

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.6%

     12   TYPE OF REPORTING PERSON

          PN





    CUSIP No.                     13G           Page 8 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Insurance Capital International Partners II

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY



      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          224,590
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            224,590

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          224,590

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.8%

     12   TYPE OF REPORTING PERSON

          PN





    CUSIP No.                     13G           Page 9 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Insurance Capital Limited Partnership III

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X


      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                        5   SOLE VOTING POWER
       NUMBER OF            0
         SHARES
                        6   SHARED VOTING POWER
      BENEFICIALLY          389,090
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            389,090

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          389,090

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.2%

     12   TYPE OF REPORTING PERSON

          PN





    CUSIP No.                     13G           Page 10 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Insurance Capital International Partners III,
          L.P.

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

                        5   SOLE VOTING POWER
       NUMBER OF            0

         SHARES         6   SHARED VOTING POWER
      BENEFICIALLY          84,590
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            84,590

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          84,590

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.7%

     12   TYPE OF REPORTING PERSON

          PN




    CUSIP No.                     13G           Page 11 of 22 Pages
    85227Q100

      1   NAME OF REPORTING PERSONS
          SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

          Conning Investment Partners Limited Partnership III

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            (b)  X

      3   SEC USE ONLY



      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                        5   SOLE VOTING POWER
       NUMBER OF            0
         SHARES
                        6   SHARED VOTING POWER
      BENEFICIALLY          473,680
        OWNED BY
                        7   SOLE DISPOSITIVE POWER
          EACH              0
       REPORTING
      PERSON WITH       8   SHARED DISPOSITIVE POWER
                            473,680

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          473,680

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.8%

     12   TYPE OF REPORTING PERSON

          PN



   Item 1(a).     Name of Issuer:

             The name of the Issuer is SS&C Technologies, Inc.
   (the "Issuer").

   Item 1(b).     Address of Issuer's Principal Executive Offices:

             The principal executive offices of the Issuer are located at 705 Bloomfield Avenue, Bloomfield, CT 06002.

   Item 2(a).     Name of Person Filing:

             This statement is being filed jointly by the following parties: (i) General American Life Insurance Company ("GALIC"), by virtue of its ownership of all of the outstanding capital stock of General American Holding Company ("Holdings"), (ii) Holdings, by virtue of its ownership of all of the outstanding voting capital stock of Conning Corporation ("Conning Corp."), (iii) Conning Corp. by virtue of its ownership of all of the outstanding capital stock of Conning, Inc., (iv) Conning, Inc. by virtue of its ownership of all of the outstanding capital stock of Conning & Company ("Conning"), (v) Conning by virtue of its having voting and dispositive control as the general partner, or the general partner of the limited partnership which is the general partner, of Conning Insurance Capital Limited Partnership II ("CICLP II"), Conning Insurance Capital International Partners II ("CICIP II"), Conning Insurance Capital Limited Partnership III ("CICLP III") and Conning Insurance Capital International Partners III, L.P. ("CICIP III"), (vi) Conning Investment Partners Limited Partnership III ("Conning Investment") by virtue of its having voting and dispositive control as the general partner of CICLP III and CICIP III, (vii) CICLP II by virtue of its direct beneficial ownership of Common Stock,
   (viii) CICIP II by virtue of its direct beneficial ownership of Common Stock, (ix) CICLP III by virtue of its direct beneficial ownership of Common Stock and (x) CICIP III by virtue of its direct beneficial ownership of Common Stock.

   Item 2(b).     Address of Principal Business Office or, if
   None, Residence:

             The address of the principal business office of GALIC, Holdings and Conning Corp. is 700 Market Street, St. Louis, Missouri 63101. The address of the principal business office of each of Conning, Inc., Conning, Conning Investment, CICLP II and CICLP III is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. The principal business office of CICIP II and CICIP III is Bank of Bermuda (Cayman) Limited, P.O. Box 513 GT Grand Cayman, Cayman Islands, B.W.I.

   Item 2(c).     Citizenship:

             GALIC, Holdings and Conning Corp. are Missouri corporations. Conning, Inc. is a Delaware corporation. Conning is a Connecticut corporation. Conning Investment, CICLP II and CICLP III are limited partnerships organized under the laws of Delaware. CICIP II and CICIP III are limited partnerships organized under the laws of the Cayman Islands.

   Item 2(d).     Title of Class of Securities:

             This Schedule 13G statement relates to Common Stock.

   Item 2(e).     CUSIP Number:

             85227Q100

   Item 3.   Filing pursuant to Rules 13d-1(b) or 13d-2(b):

             This Schedule 13G statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

   Item 4.   Ownership.

                                                                      Shared
                                                          Sole Power  Power to
                                      Sole                to Dispose  Dispose
                                     Power to   Shared    or Direct   or Direct
               Amount       Percent  Vote or   Power to   the Dis-    the Dis-
 Reporting  Beneficially      of      Direct    Direct    position    position
 Person        Owned         Class   the Vote  the Vote   of          of

 1. GALIC      897,430 (1)    7.3%      0        897,430        0      897,430

 2. Holdings   897,430 (1)    7.3%      0        897,430        0      897,430

 3. Conning    897,430 (1)    7.3%      0        897,430        0      897,430
    Corp.

 4. Conning,   897,430 (1)    7.3%      0        897,430        0      897,430
    Inc.

 5. Conning    897,430 (1)    7.3%      0        897,430        0      897,430

 6. Conning    473,680 (1)    3.8%      0        473,680        0      473,680
    Investment

 7. CICLP III  389,090 (1)    3.2%      0        389,090        0      389,090

 8. CICIP III   84,590 (1)    0.7%      0         84,590        0       84,590

 9. CICLP II   199,160 (1)    1.6%      0        199,160        0      199,160

10. CICIP II   224,590 (1)    1.8%      0        224,590        0      224,590



   (1) By virtue of its ownership of all of the outstanding capital stock of Conning, Conning, Inc. may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Conning. By virtue of its ownership of all of the outstanding capital stock of Conning, Inc., Conning Corp. may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Conning, Inc. By virtue of its ownership of all of the outstanding voting common stock of Conning Corp., Holdings may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Conning Corp. By virtue of its ownership of all of the outstanding capital stock of Holdings, GALIC may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Holdings. By virtue of the relationships described in Item 2(a), Conning may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by Conning Investment, CICLP II, CICIP II, CICLP III and CICIP III. By virtue of the relationships described in Item 2(a), Conning Investment may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CICLP III and CICIP III. The filing of this statement by GALIC, Holdings, Conning Corp., Conning, Inc., Conning or Conning Investment shall not be construed as an admission that any of GALIC, Holdings, Conning Corp., Conning, Inc., Conning or Conning Investment, is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

   Item 5.   Ownership of Five Percent or Less of a Class.

             This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities.

   Item 6.   Ownership of More than Five Percent on Behalf of
             Another Person.

             No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Persons.

   Item 7.   Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the Parent Holding Company.

             GALIC, Holdings, Conning Corp. and Conning, Inc. are each parent holding companies in the holding company structure described in footnote (1) to the chart in Item 4 which identifies the relationship among the parties and, Conning & Company, the relevant subsidiary.

   Item 8.   Identification and Classification of Members of the
             Group.

             GALIC, Holdings, Conning Corp., Conning, Inc., Conning, CICLP II, CICIP II, CICLP III, CICLP III and Conning Investment may be deemed to be members of a group (the "Group") pursuant to Rule 13d-5 under the Act, but all such Reporting Persons disclaim membership in a group. The Reporting Persons hereby file this Schedule 13G pursuant to Rule 13-d(1)(c). The Reporting Persons acquired beneficial ownership of the shares reported as beneficially owned by them herein before any shares of Common Stock were registered pursuant to Section 12 of the Act. A copy of the agreement between the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit A. Exhibit B lists the names and principal business offices of each Reporting Person.

   Item 9.   Notice of Dissolution of Group.

             Not applicable.

   Item 10.  Certification.

             This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).






                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  January 10, 1997


   GENERAL AMERICAN LIFE INSURANCE COMPANY


   By:  ______________________________________
        Matthew P. McCauley
        Vice President


   GENERAL AMERICAN HOLDING COMPANY


   By:  ______________________________________
        Matthew P. McCauley
        Vice President


   CONNING CORPORATION


   By:  ______________________________________
        Matthew P. McCauley
        Secretary


   CONNING, INC.


   By:  ______________________________________
        Fred M. Schpero
        Secretary


   CONNING & COMPANY


   By:  ______________________________________
        Fred M. Schpero
        Authorized Officer


   CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

   By:  Conning & Company,
        its General Partner


   By:  ______________________________________
        James T. Bagley
        Assistant Vice President -- Private Equity


   CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

   By:  Conning & Company,
        its Investment General Partner


   By:  _______________________________________
        James T. Bagley
        Assistant Vice President -- Private Equity


   CONNING INVESTMENT PARTNERS
   LIMITED PARTNERSHIP  III

   By:  Conning & Company,
        its General Partner


   By:  _______________________________________
        James T. Bagley
        Assistant Vice President -- Private Equity


   CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

   By:  Conning Investment Partners Limited Partnership III,
        its General Partner

   By:  Conning & Company,
        its General Partner


   By:  _____________________________________
        James T. Bagley
        Assistant Vice President -- Private Equity



   CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

   By:  Conning Investment Partners Limited Partnership III,
        its Investment General Partner

   By:  Conning & Company,
        its General Partner


   By:  _____________________________________
        James T. Bagley
        Assistant Vice President -- Private Equity



                           EXHIBIT INDEX



             EXHIBIT                                  PAGE NUMBER


   A.        AGREEMENT BETWEEN REPORTING PERSONS               19

   B.        IDENTIFICATION OF MEMBERS OF THE GROUP            22



                             EXHIBIT A


   AGREEMENT BETWEEN REPORTING PERSONS

     This will confirm the agreement by and between the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of SS&C Technologies, Inc., a Delaware corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

   Date:  January 10, 1997


   GENERAL AMERICAN LIFE INSURANCE COMPANY


   By: ______________________________________
       Matthew P. McCauley
       Vice President


   GENERAL AMERICAN HOLDING COMPANY


   By: ______________________________________
       Matthew P. McCauley
       Vice President


   CONNING CORPORATION


   By: ______________________________________
       Matthew P. McCauley
       Secretary


   CONNING, INC.


   By: ______________________________________
       Fred M. Schpero
       Secretary


   CONNING & COMPANY


   By: ______________________________________
       Fred M. Schpero
       Authorized Officer



   CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

   By: Conning & Company,
       its General Partner


   By: ______________________________________
       James T. Bagley
       Assistant Vice President -- Private Equity


   CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

   By: Conning & Company,
       its Investment General Partner


   By: _______________________________________
       James T. Bagley
       Assistant Vice President -- Private Equity


   CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP III

   By: Conning & Company,
       its General Partner


   By: _______________________________________
       James T. Bagley
       Assistant Vice President -- Private Equity


   CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

   By: Conning Investment Partners Limited Partnership III,
       its General Partner

   By: Conning & Company,
       its General Partner


   By: _______________________________________
       James T. Bagley
       Assistant Vice President -- Private Equity



   CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

   By: Conning Investment Partners Limited Partnership III,
       its Investment General Partner

   By: Conning & Company,
       its General Partner


   By: _______________________________________
       James T. Bagley
       Assistant Vice President -- Private Equity



                             EXHIBIT B

               IDENTIFICATION OF MEMBERS OF THE GROUP



     The following are the names and principal business addresses of the members of the Group which have filed this
   Schedule 13G:

             General American Life Insurance Company
             700 Market Street
             St. Louis, MO  63101

             General American Holding Company
             700 Market Street
             St. Louis, MO  63101

             Conning Corporation
             700 Market Street
             St. Louis, MO  63101

             Conning, Inc.
             CityPlace II, 185 Asylum Street
             Hartford, Connecticut 06103-4105

             Conning & Company
             CityPlace II, 185 Asylum Street
             Hartford, Connecticut 06103-4105

             Conning Insurance Capital Limited Partnership II
             c/o Conning & Company
             CityPlace II, 185 Asylum Street
             Hartford, Connecticut 06103-4105

             Conning Insurance Capital International Partners II
             c/o Bank of Bermuda (Cayman) Limited
             P.O. Box 513  GT Grand Cayman
             Cayman Islands B.W.I.

             Conning Insurance Capital Limited Partnership III
             c/o Conning & Company
             CityPlace II, 185 Asylum Street
             Hartford, Connecticut  06103-4105

             Conning Insurance Capital International Partners III, L.P. c/o Bank of Bermuda (Cayman) Limited
             P.O. Box 513 GT Grand Cayman
             Cayman Islands B.W.I.

             Conning Investment Partners Limited Partnership III
             c/o Conning & Company
             CityPlace II, 185 Asylum Street
             Hartford, Connecticut 06103-4105